Exhibit 99.4

5

Submit your proxy form — We must receive your completed form before 8:30 a.m. CST on Tuesday, May 4, 2021.

If the meeting is postponed or adjourned, we must receive the form at least 48 hours (excluding Saturdays, Sundays and holidays) before the meeting is reconvened. The chair of the meeting has the discretion to accept or reject any late proxies and can waive or extend the deadline for receiving proxy voting instructions without notice.

Internet	Mobile device	Telephone	Mail	Fax

www.astvotemyproxy.com	Scan this QR code	1-888-489-5760 (English only)	Use the envelope provided or mail to:	Toll free inside North America: 1-866-781-3111	Outside North America: 1-416-368-2502

Follow the instructions on screen. You will need your control number referenced below.			AST TRUST COMPANY (CANADA) ATTN: PROXY DEPARTMENT P.O. BOX 721 AGINCOURT, ON M1S 0A1	Remember to fax both pages of this form.

Cameco Corporation Use this proxy form to vote by proxy at our 2021 annual meeting of shareholders When: Thursday May 6, 2021 8:30 a.m. CST Via live audio webcast at: https://web.lumiagm.com/169464941

This proxy is solicited by management. Throughout this document, we, us, our and Cameco mean Cameco Corporation and you and your mean the person completing this form.

Two ways to vote: Virtually or by proxy

Our annual meeting gives you the opportunity to vote on several items of Cameco business. Your vote is important, regardless of the number of shares you hold.

Vote virtually

Attend the meeting via live audio webcast at https://web.lumiagm.com/169464941 and use the meeting password cameco2021 (case sensitive) Do not complete this form.

Vote by proxy

This is the easiest way to vote. It means you give someone else — called your proxyholder — the authority to attend the meeting and vote for you. You can vote by proxy in four ways:

On the internet — Go to www.astvotemyproxy.com and follow the instructions on screen. You will need your control number, which appears below your name and address on this form.

By fax — Complete, date and sign this form and fax it to our transfer agent, AST Trust Company (Canada).

By mail — Complete, date and sign this form and mail it to AST Trust Company (Canada).

By telephone — Call 1-888-489-5760 and follow the prompts. You will need your control number which appears adjacent to your name and address on this form.

By appointing someone else to attend the meeting for you — This person does not need to be a shareholder (see section 1). Make sure your appointee is aware of the meeting and attends it for you.

Registered Shareholders who appoint a proxy other than the management designees MUST submit this instrument of proxy appointing that other proxyholder no later than 8:30 a.m. CST on Tuesday, May 4, 2021 AND register that proxyholder by contacting AST Trust Company (Canada) by:

•	going to AST’s website at https://lp.astfinancial.com/control-number-request-en.html to complete and submit the electronic form, or

•	calling 1-866-751-6315 (in North America) or 1-212-235-5754 (outside North America), and

To be valid, your vote by proxy MUST be received by no later than 8:30 a.m. CST on Tuesday May 4, 2021 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time and date of the adjourned or postponed Meeting.

If you are voting by proxy, please complete all five sections of this form, date and sign it and return it right away.

1	Appoint a proxyholder — You can appoint Tim Gitzel or Sean Quinn to be your proxyholder, or choose someone else to represent you and vote your shares at the meeting. This person does not have to be a shareholder.

	☐ You appoint Tim Gitzel, or in his absence, Sean Quinn. If you do not check one of the boxes, we will assume you have appointed Tim Gitzel, or in his absence, Sean Quinn, as your proxyholder.	☐ You appoint the following person or company to attend the meeting and vote on your behalf (see registration steps on the reverse of this form):

2	Tell us your voting instructions — When you complete this section, you are directing your proxyholder to follow these instructions when voting. Our board of directors and management recommend that shareholders vote FOR these items.

If you do not specify how you want to vote your shares:

	• the Cameco officer you appointed as your proxyholder in section 1 will vote FOR each of the items below.	• the other proxyholder you appointed in section 1 can vote as s/he sees fit

If there are amendments or other items of business that properly come before the meeting, your proxyholder can vote on each matter as s/he sees fit, as permitted by law, whether or not it is a routine matter, an amendment or contested item of business.

Elect the directors (see page 7 of the management proxy circular)

		FOR	WITHHOLD			FOR	WITHHOLD
1.	Leontine Atkins	☐	☐	6.	Tim Gitzel	☐	☐
2.	Ian Bruce	☐	☐	7.	Jim Gowans	☐	☐
3.	Daniel Camus	☐	☐	8.	Kathryn Jackson	☐	☐
4.	Donald Deranger	☐	☐	9.	Don Kayne	☐	☐
5.	Catherine Gignac	☐	☐

	Appoint the auditors (see page 7 of the management proxy circular)	FOR	WITHHOLD
	Appoint KPMG LLP as auditors	☐	☐

Have a say on our approach to executive compensation (see page 8 of the management proxy circular)

As this is an advisory vote, the results will not be binding on the board.

	Be it resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors for executive compensation, the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2021 annual meeting of shareholders.	FOR ☐	AGAINST ☐

3	Declare your residency — If you do not provide this information, we will consider the shares represented by this proxy to be owned and controlled by a non-resident, which means the vote may have less impact.

You declare that the shares represented by this proxy are held, benefically owned or controlled, either directly or indirectly, by a resident of Canada as defined below. If the shares are held in the names of two or more people, you declare that all of these people are residents of Canada.

When you sign this form, you are certifying that you have done whatever is reasonably possible to confirm residential status.

		YES ☐	NO ☐

What do we mean by residency?

Cameco shares have restrictions on ownership and voting for residents and non-residents of Canada. You can read about residency and voting starting on page 10 of the accompanying management proxy circular.

The definitions here are summaries only. The complete definitions are in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and our articles.

A non-resident is:

•	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada

•	a corporation

•	that was incorporated, formed or otherwise organized outside of Canada,

•	that is controlled by non-residents, either directly or indirectly
•	a trust

•	that was established by a non-resident, other than a trust for the administration of a pension fund for individuals where the majority of the individuals are residents, or

•	where non-residents have more than 50% of the beneficial interest

•	a foreign government or foreign government agency

Anyone not included in the above description of non-resident is considered a resident. Residents can be individuals, corporations, trusts and governments or government agencies.

4	Sign and date — When you sign here, you are:

•  authorizing your proxyholder to vote according to your voting instructions at Cameco’s 2021 annual meeting of shareholders, or any meeting that is reconvened if it was postponed or adjourned

•  revoking any proxy that you previously gave for this meeting.

For shares registered in the name of a corporation, estate, trust or minor, an authorized officer or attorney must sign this form and state his or her position. This person may also have to provide proof that s/he is authorized to sign. If the shares are registered in the name of more than one owner (for example, joint owners, trustees, executors, etc.) then all of those registered should sign this form.

Signature	Date	Position
(if your shares are held in more than one name, either person can complete and sign this form)	(if you leave this blank, we will consider the date to be the day this form was received by or on behalf of us)	(complete this if you are a guardian, or signing by power of attorney on behalf of a corporation, estate or trust)